
# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
### WASHINGTON, DC 20549

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## FORM 8-K

### CURRENT REPORT PURSUANT TO
### SECTION 13 OR 15(d) OF THE
### SECURITIES EXCHANGE ACT OF 1934

**Date of report (Date of earliest event reported): May 17, 2024**

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# McDONALD'S CORPORATION
### (Exact Name of Registrant as Specified in Charter)


| Delaware | 1-5231 | 36-2361282 |
|:---:|:---:|:---:|
| (State or Other Jurisdiction of Incorporation) | (Commission File Number) | (IRS Employer Identification No.) |


**110 North Carpenter Street**
**Chicago, Illinois**
(Address of Principal Executive Offices)
**60607**
(Zip Code)

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**(630) 623-3000**
(Registrant's telephone number, including area code)

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**Not Applicable**
(Former Name or Former Address, if Changed Since Last Report)


Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐      Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐      Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐      Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐      Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

| Title of each class | Trading Symbol(s) | Name of each exchange on which registered |
|:---:|:---:|:---:|
| Common Stock, $0.01 par value | MCD | New York Stock Exchange |

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company      ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period    ☐
for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

**Item 8.01.   Other Events.**

On May 17, 2024, McDonald's Corporation (the "Company") issued $500,000,000 of its 5.000% Medium-Term Notes due 2029 (the "2029 Notes") and $500,000,000 of its 5.200% Medium-Term Notes due 2034 (the "2034 Notes" and, together with the 2029 Notes, the "Notes"). The Notes were issued pursuant to the Company's medium-term notes program, as set forth in the Company's Registration Statement on Form S-3 (Registration No. 333-258270), filed with the Securities and Exchange Commission on July 29, 2021, the related prospectus and prospectus supplement, each dated July 29, 2021, and Pricing Supplement No. 6 (relating to the 2029 Notes) and Pricing Supplement No. 7 (relating to the 2034 Notes), each dated May 14, 2024.

A copy of the legal opinion of the Company's Executive Vice President, Global Chief Legal Officer and Secretary relating to the legality of the Notes is filed as Exhibit 5 to this Current Report on Form 8-K.

**Item 9.01.   Financial Statements and Exhibits.**

(d)          Exhibits

5.1          Opinion of Desiree Ralls-Morrison, Executive Vice President, Global Chief Legal Officer and Secretary of McDonald's Corporation.

23.1         Consent of Desiree Ralls-Morrison, Executive Vice President, Global Chief Legal Officer and Secretary of McDonald's Corporation (included in the opinion filed as Exhibit 5.1 hereto).

104          Cover Page Interactive Data File (embedded within the Inline XBRL document)

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**McDONALD'S CORPORATION**
(Registrant)

Date:  May 17, 2024

By:  /s/ Jeffrey J. Pochowicz

Jeffrey J. Pochowicz
Vice President – Associate General Counsel and
Assistant Secretary

Exhibit 5.1



Desiree Ralls-Morrison
Executive Vice President,
Global Chief Legal Officer and Secretary
McDonald's Corporation
110 N. Carpenter Street
Chicago, IL 60607
desiree.ralls-morrison@us.mcd.com

May 17, 2024

McDonald's Corporation
110 North Carpenter Street
Chicago, Illinois 60607

Re:     McDonald's Corporation – Registration Statement on Form S-3
        Issuance of US$500,000,000 5.000% Medium-Term Notes due 2029
        Issuance of US$500,000,000 5.200% Medium-Term Notes due 2034

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-3 (Registration No. 333-258270) (the "**Registration Statement**") and the base prospectus contained therein (the "**Base Prospectus**") filed by McDonald's Corporation, a Delaware corporation (the "**Company**"), with the Securities and Exchange Commission (the "**SEC**") under the Securities Act of 1933, as amended (the "**Securities Act**"), on July 29, 2021.  Further reference is made to the Prospectus Supplement, dated July 29, 2021, contained in the Registration Statement (the "**Prospectus Supplement**"), and Pricing Supplements Nos. 6 and 7 to the Prospectus Supplement, each dated May 14, 2024 (the "**Pricing Supplements**" and, together with the Base Prospectus and the Prospectus Supplement, the "**Prospectus**"), relating to the issuance and sale by the Company of US$500,000,000 of its 5.000% Medium-Term Notes due 2029 (the "**2029 Notes**"), and US$500,000,000 of its 5.200% Medium-Term Notes due 2034 (the "**2034 Notes**" and, together with the 2029 Notes, the "**Notes**").  The Notes are being issued under the Indenture, dated October 19, 1996 (as supplemented through the date hereof, the "**Indenture**"), between the Company and U.S. Bank Trust Company, National Association (formerly, First Union National Bank), as trustee, which Indenture is governed by Illinois law, and sold pursuant to the Distribution Agreement, dated September 28, 2009 (as amended, the "**Distribution Agreement**"), among the Company and the agents named therein, and the Terms Agreements relating to the Notes, each dated May 14, 2024 (the "**Terms Agreements**"), among the Company and the agents named therein.

I am the Executive Vice President, Global Chief Legal Officer and Secretary of the Company and an attorney licensed to practice law in the State of Connecticut, and this opinion is expressly limited to the laws of the State of Illinois, the General Corporation Law of the State of Delaware and the federal laws of the United States of America.

I, or individuals under my supervision and direction, have examined the Registration Statement, the Prospectus, the Indenture, the Notes in global form, the Distribution Agreement, the Terms Agreements, the Company's Restated Certificate of Incorporation and Amended and Restated By-Laws, each as currently in effect, the corporate proceedings of the Company's Board of Directors and such other records, documents and questions of law as I have considered relevant and necessary as a basis for this opinion.

In rendering this opinion, I have assumed the authenticity of all documents submitted to me as originals, the genuineness of all signatures and the conformity to authentic originals of all documents submitted to me as copies.  I have also assumed the legal capacity for all purposes relevant hereto of all natural persons.  With respect to any instrument or agreement executed or to be executed by any party other than the Company, I have assumed, to the extent relevant to this opinion, that (i) such other party (if not a natural person) was duly organized or formed, as the case may be, and was at all relevant times and is validly existing and in good standing under the laws of its jurisdiction of organization or formation, as the case may be, and (ii) such other party had at all relevant times and has the full right, power and authority to execute, deliver and perform its obligations under each such instrument or agreement and each such instrument or agreement has been duly authorized (if applicable), executed and delivered by, and was at all relevant times and is a valid, binding and enforceable agreement or obligation, as the case may be, of such other party.  As to questions of fact material to this opinion, I have relied upon certificates of officers of the Company and of public officials.

Based on the foregoing, and subject to the qualifications, limitations, exceptions and assumptions set forth herein, it is my opinion that the Notes have been duly authorized by all necessary corporate action of the Company and are valid and binding obligations of the Company, enforceable against the Company in accordance with the terms thereof.

This opinion is subject to the effects of applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other similar laws affecting the enforcement of creditors' rights generally and to the effects of general principles of equity, whether considered in a proceeding in equity or at law.

I express no opinion and, accordingly, do not purport to cover herein the application of the Securities Act or "Blue Sky" or securities laws and regulations of the various states and other jurisdictions of the United States to the sales of securities registered under the Registration Statement.

This opinion is being furnished in connection with the requirements of Item 601(b)(5) of Regulation S-K under the Securities Act, and no opinion is expressed herein as to any matter pertaining to the contents of the Registration Statement or the Prospectus, other than as expressly stated herein with respect to the issuance of the Notes.

I hereby consent to the filing of this opinion as an exhibit to the Registration Statement, and to the reference to me in the Base Prospectus and the Prospectus Supplement under the caption "Legal Matters."  By giving this consent, I do not admit that I come within the category of persons whose consent is required under Section 7 of the Securities Act and the rules or regulations promulgated thereunder.

Very truly yours,


/s/ Desiree Ralls-Morrison
Desiree Ralls-Morrison
Executive Vice President,
Global Chief Legal Officer and Secretary